1980 Post Oak Blvd. 8th Floor Houston, TX 77056 PO Box 2029 Houston, TX 77252-2029	713-625-8100 713-629-2330 fax 800-729-1900 stewart.com NYSE: STC
March 20, 2009

Mr. James Rosenberg,
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Stewart Information Services Corporation Form 10-K for the year ended December 31, 2007 Form 10-Q for the quarterly period ended September 30, 2008 File No: 0001-02658
Dear Mr. Rosenberg:
Thank you for your letter of February 20, 2009 regarding your review of our filings. We have repeated your comments with our response immediately following.
Form 10-K for the year ended December 31, 2007
Item 1. Business
1.	Please refer to your response to comment one. The National Association of Insurance Commissioners, NAIC’s Property and Casualty Insurance Committee monitors the regulatory issues associated with P&C insurance products. The Committee has four task forces that report to it and has appointed eight working groups. Monitoring issues related to the delivery of title insurance products is within the scope of one of these working groups, the Title Insurance Issues Working Group. Nevertheless, you assert “that preparation and disclosure of 10-year tables is impractical and would not be meaningful to investors based on our loss reserve methodology as discussed further in this letter and in our disclosures in our Form 10-K.” Please provide us your analysis demonstrating why this is the case.
Response:
While the Title Insurance Issues Working Group of the NAIC is monitored by the NAIC’s Property and Casualty (P&C) Insurance Committee, title insurance is not property and casualty insurance, and in fact has separate NAIC annual statement forms, reporting requirements and regulations. P&C insurance would likely be considered the type of insurance that is the most comparable to title insurance; however, the two types of insurance are substantially different. P&C insurers issue short-duration contracts with a determinable end date that protect against future losses and events. Title insurers, however, issue long-duration contracts that protect the title to property against losses from past events and seek to protect the insured parties by eliminating covered risks/losses through the examination and settlement process. As a result, title insurers will have far more stable loss exposure and loss reserves, less adverse development and less exposure to the insurer’s surplus than will a P&C insurer.

Mr. James Rosenberg
March 20, 2009

Therefore, surplus required to protect against losses or unexpected events is typically lower, and the ratio of loss reserves to stockholders’ equity — the basis for the requirement of Securities Act Guide 6 — would typically be higher than for P&C insurance companies. Another differentiator between title and P&C insurance is that the extinguishment of a title insurer’s risk of loss on a policy does not occur until a transaction occurs on a property and a new title policy is issued. The timing of such transaction is not predictable, and, in many cases, the original title insurer is not aware that its liability has lapsed on a policy. A P&C insurance policy has a determinable termination date.
Further support of the significant differences between the two lines of insurance can be found in Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises, which addresses title insurance separately from P&C insurance and, in particular, specifically excludes title insurance in paragraph 21 (liability for future policy benefits). In addition, see pages 2 — 5 in the attached report dated March 19, 2007 from A.M. Best, which discusses many of the significant differences between title and P&C insurance. We also note that title insurance differs significantly from P&C insurance in that the pricing of title insurance premiums is more directly related to the costs of the underwriting function and the potential elimination of claims. In contrast, P&C insurance attempts to estimate claims based on different underwriting characteristics and price the premiums on the probability of losses that will arise from those underwriting standards and related premiums. Therefore, P&C insurance must utilize more specific information on the losses incurred on a particular policy year to accurately price future coverage. As a result, title insurers experience significantly higher fixed costs compared to P&C insurers relating partially to the maintenance of title plants utilized in the process of eliminating claims.
We believe that the preparation of the 10-year table is impractical since we do not maintain and/or subsequently adjust reserve balances by policy year, which is required to complete the table. This information is not available as our reserves are not recorded based on an actuarially determined ending reserve balance. Instead, our reserves for policy losses are primarily established using the income statement approach whereby our initial provision is charged to earnings as a percentage of current year premium revenues. To the extent that there may have been any adverse development on reserves established in prior policy years, that information is reflected in the historical claims ratios (payments per policy year as a percentage of premiums earned that year) that we utilize to determine our current year provision ratio, as opposed to establishing additional reserves for the prior policy years. The estimated provision ratio is then applied to premiums earned in the current year to determine the reserves established for the current policy year. We then utilize actuarially determined ending reserve estimates to validate the reasonableness of our carried ending reserve balance, but we do not adjust our carried reserves to the actuarially determined reserve estimates. Since the carried total reserve balance is within a reasonable range of the actuarially determined reserve balance but not equal to such a reserve balance, the loss reserve data by policy year in the actuarial table would have to be estimated or extrapolated and would therefore not be accurate or meaningful. We do, however, disclose in Management’s Discussion and Analysis any provision adjustments recorded during a current period that relate to prior policy years. In addition, one of the requested components of the Industry Guide is the three-year roll forward of reserves required by Statement of Position 94-5, Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises (SOP 94-5), which specifically includes title insurance enterprises in the scope of the guidance. This roll forward of reserves is included in Note 11 to our consolidated financial statements. Our amended disclosures in our 2008 Form 10-K (see response to comment two below) describes title losses and our methodology for estimating the reserve.
We respectfully request a reconsideration of the application of Industry Guide 6 to title insurance.

Mr. James Rosenberg
March 20, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Critical Accounting Estimates, page 14
Title Loss Reserves, page 14
2.	Please refer to your response to comment two. Please revise your disclosure to:
o	Briefly describe the actuarially-based calculations used by management to assess the overall reasonableness of your reserve estimation as well as the “other actuarially-based calculations.”

o	Explain what you do when management’s actuarially-based calculations differ from the ending reserve balance.

o	Indicate the nature of the input from third party actuaries that you obtain.

o	To quantify the “range of other actuarially-based reserve calculations and the actuary’s point estimate” including high and low ends. Describe the factors considered in determining the range.
Response:
In response to your comments, we have modified our critical accounting estimates — title loss reserves to include the language below (changes from our response dated January 16, 2009 are underlined) in our 2008 Form 10-K, filed on March 13, 2009. To clarify our disclosures, we deleted the reference to “other actuarially-based calculations” as there is only a single actuarial calculation utilized in our reserve methodology.
Our method for recording the reserves for title losses on both an interim and annual basis begins with the calculation of our current loss provision rate, which is applied to our current premiums resulting in a title loss expense for the period. This loss provision rate is set to provide for losses on current year policies and is determined using moving average ratios of recent actual policy loss payment experience (net of recoveries) to premium revenues. Large losses (those exceeding $1.0 million on a single claim) are analyzed and reserved for separately due to the higher severity of loss, lower volume of claims reported and sporadic reporting of such claims.
At each quarter end, our recorded reserve for title losses is initially the result of beginning with the prior period’s reserve balance for claim losses, adding the current period provision to that balance and subtracting actual paid claims, resulting in an amount that our management compares to its actuarially-based calculation of the ending reserve balance. The actuarially-based calculation is a paid loss development calculation where loss development factors are selected based on company data and input from our third-party actuaries. We also obtain input from third-party actuaries in the form of a reserve analysis utilizing generally accepted actuarial methods. While we are responsible for determining our loss reserves, we utilize this actuarial input to assess the overall reasonableness of our reserve estimation. If our recorded reserve amount is within a reasonable range of our actuarially-based reserve calculation and the actuary’s point estimate (+/- 3.0%), but not at the point estimate, our management assesses the major factors contributing to the different reserve estimates in order to determine the overall reasonableness of our recorded reserve, as well as the position of the recorded reserves relative to the point estimate and the estimated range of reserves. The major factors considered can change from period to period and include items such as current trends in the real estate industry

Mr. James Rosenberg
March 20, 2009

(which management can access but there is a time lag in the development of the data used by the actuary), the size and types of claims reported and changes in our claims management process. If the recorded amount is not within a reasonable range of our third-party actuary’s point estimate, we will adjust the recorded reserves in the current period and reassess the provision rate on a prospective basis.
Due to the inherent uncertainty in predicting future title policy losses, significant judgment is required by both our management and our third party actuaries in estimating reserves. As a consequence, our ultimate liability may be materially greater or less than current reserves and/or our third party actuary’s calculation.
Thank you for your review and comments. If you have any questions or further comments or would like additional information, please contact our Principal Accounting Officer, Brian Glaze, at (713) 625-8761, or me at (713) 625-8151.
Very truly yours,
/s/ J. Allen Berryman
J. Allen Berryman

Copies to:	David Taylor, Locke Lord Craig Allen, KPMG Malcolm S. Morris, Co-Chief Executive Officer Stewart Morris, Jr., Co-Chief Executive Officer SISCO Audit Committee